CNF Transportation Inc.

March 26, 2001

Re: Form 10-K Report for the year ended December 31, 2000.

Gentlemen/Ladies:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

As of January 1, 2000, the Company changed from the method of accounting for recognition of freight transportation revenue when freight is received with accrual of estimated cost to complete to the method of accounting for recognition of freight transportation revenue based on the allocation of revenue between reporting periods based on relative transit times in each reporting period with expenses recognized as incurred. According to the management of the Company, this change was made as a result of recent pronouncements, including SEC Staff Accounting Bulletin No. 101.

We are of the opinion that the Company's change in method of accounting for freight transportation revenue is to a more preferable method as indicated in the Emerging Issues Task Force Issue No. 91-9, "Revenue and Expense Recognition for Freight Services in Process."

Very truly yours,


/s/Arthur Andersen LLP
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ARTHUR ANDERSEN LLP